All Funds except
                                                                   Patriot Funds
                                                Bank and Thrift Opportunity Fund


                     ACCOUNTING AND LEGAL SERVICES AGREEMENT
                          AMENDMENT DATED MARCH 8, 2005


RESOLVED, that the Accounting and Legal Services Agreement dated January 1, 1996, as amended July 1, 2004, between the John Hancock Funds listed on Schedule A ("Funds") and John Hancock Advisers, LLC ("Administrator") is amended as follows, effective April 1, 2005:

     1. (B) Services. Legal services shall include services of the John Hancock Life Insurance Company's JH Funds legal group and responses prepared by the John Hancock Life Insurance Company legal staff on behalf of the Funds to subpoenas and appropriate information requests for shareholder records.